ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77M

Immediately after the close of business on February 15, 2008, all of the assets and assumption of substantially all of the liabilities of the Gateway Fund (herein Registrant Fund), a series of the Registrant, were transferred to Gateway Fund (the New Fund), a series of Gateway Trust, a Massachusetts business trust which is part of the Natixis fund family, in exchange for shares of the New Fund, and the distribution of such shares to shareholders of the Registrant Fund in complete liquidation of the Registrant Fund.

The Agreement and Plan of Reorganization relating to this transaction was approved by the Registrant's Trustees on June 28, 2007 and by the Registrant Fund shareholders at a Special Shareholder Meeting on January 18, 2008.